UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 333-78569

CUSIP Number: 698604AG0

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2009
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Panolam Industries International, Inc.
Full Name of Registrant

Former Name if Applicable

20 Progress Drive
Address of Principal Executive Office (Street and Number)

Shelton, Connecticut 06484
City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Panolam Industries International, Inc. (the “Company”) was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”) within the prescribed time period on or before May 15, 2009 without unreasonable effort or expense. The Company requires the additional time to gather certain information to be included in the unaudited condensed consolidated financial statements for the quarter ended March 31, 2009, and for the Company’s independent accountants to complete their review of the same.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Vincent S. Miceli	(203)	225-0049
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $7,821,000 for the three months ended March 31, 2009 as compared to a net loss of $459,000 for the three months ended March 31, 2008.  The $7,362,000 increase in net loss is primarily attributable to lower net sales in the three months ended March 31, 2009 compared to the three months ended March 31, 2008, which were $63,911,000 and $101,182,000, respectively.  The lower net sales were partially offset by decreases in the costs of goods sold due to lower sales volume, as well as decreases in selling, general and administrative expenses, interest expense and income taxes in the three months ended March 31, 2009.  The Company’s net sales for the three months ended March 31, 2009 were adversely impacted by weakness in the U.S. economy generally and by the sharp slowdown in residential and commercial construction, particularly the residential housing and credit markets that occurred in 2008 and has continued during 2009.

Panolam Industries International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 15, 2009	By:	/s/ Vincent S. Miceli
Vincent S. Miceli
Vice President and Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).